Exhibit I

MEMORANDUM OF AGREEMENT
Norwegian Shipbrokers' Association's
Memorandum of Agreement for sale and
purchase of ships. Adopted by BIMCO in 1956.
Code-name
SALEFORM 2012
Revised 1966, 1983 and 1986/87, 1993 and 2012

Dated 27/10, 2017
Ikaros Shipowning Inc. of Marshall Islands ~~(Name of sellers)~~, hereinafter called the "Sellers", have agreed to sell, and Golden Monterrey Inc. of Liberia ~~(Name of buyers)~~, hereinafter called the "Buyers", have agreed to buy:

Name of vessel: SEA MONTERREY

IMO Number: 9722429

Classification Society: American Bureau of Shipping

Class Notation:  ________________

Year of Build: 2016	Builder/Yard: Daehan Shipbuilding Co. Ltd., Jeollanam-Do, South Korea

Flag: Marshall Islands	Place of Registration: Majuro	GT/NT: 94091/59482

hereinafter called the "Vessel", on the following terms and conditions:

Definitions
"Additional Clauses" means the additional clauses to this Agreement entered into between the Parties as at the date of this Agreement, forming an integral part of this Agreement.

"Banking Days" are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 (Purchase Price) and in the place of closing stipulated in Clause 8 (Documentation) and ______________ (add additional jurisdictions as appropriate).

"Buyers' Nominated Flag State" means Marshall Islands (state flag state).

"Class" means the class notation referred to above.

"Classification Society" means the Society referred to above.

~~"Deposit" shall have the meaning given in Clause 2 (Deposit)~~

~~"Deposit Holder" means _________ (state name and location of Deposit Holder) or, if left blank, the Sellers' Bank, which shall hold and release the Deposit in accordance with this Agreement.~~

"In writing" or "written" means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, e-mail or telefax.

"Parties" means the Sellers and the Buyers.

"Purchase Price" means the price for the Vessel as stated in Clause 1 (Purchase Price).

"Sellers' Account" means to be advised by the Sellers (state details of bank account) at the Sellers' Bank.

"Sellers' Bank" means to be advised by the Sellers (state name of bank, branch and details) or, if left blank, the bank notified by the Sellers to the Buyers for receipt of the balance of the Purchase Price.

1.	Purchase Price
The Purchase Price is set out in Clause 19 (Payment) ~~(state currency and amount both in words and figures)~~.

~~2.~~	~~Deposit~~

~~As security for the correct fulfilment of this Agreement the Buyers shall lodge a deposit of __% (__ per cent) or, if left blank, 10% (ten per cent), of the Purchase Price (the "Deposit") in an interest bearing account for the Parties with the Deposit Holder within three (3) Banking Days after the date that:~~

~~(i)~~	~~this Agreement has been signed by the Parties and exchanged in original or by e-mail or telefax; and~~

~~(ii)~~	~~the Deposit Holder has confirmed in writing to the Parties that the account has been~~

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

~~opened.~~

~~The Deposit shall be released in accordance with joint written instructions of the Parties. Interest, if any, shall be credited to the Buyers. Any fee charged for holding and releasing the Deposit shall be borne equally by the Parties. The Parties shall provide to the Deposit Holder all necessary documentation to open and maintain the account without delay.~~

3.	Payment
On delivery of the Vessel, but not later than three (3) Banking Days after the date that Notice of Readiness has been given in accordance with Clause 5 (Time and place of delivery and notices):

(i) ~~the Deposit shall be released to the Sellers; and~~

~~(ii)~~
~~the balance of~~ the Purchase Price shall be settled in accordance with Clause 19 (Payment).~~and all other sums payable on delivery by the Buyers to the Sellers under this Agreement shall be paid in full free of bank charges to the Sellers' Account.~~

4.	Inspection

(a)* The Buyers have inspected and accepted the Vessel's classification records~~. The Buyers have also inspected the Vessel at/in _______ (state place) on _______ (state date)~~ and have accepted the Vessel following this inspection and the sale is outright and definite, subject only to the terms and conditions of this Agreement.

~~(b)* The Buyers shall have the right to inspect the Vessels classification records and declare whether same are accepted or not within ________ (state date/period).~~

~~The Sellers shall make the Vessel available for inspection at/in _________ (state place/range) within _________ (state date/period).~~

~~The Buyers shall undertake the inspection without undue delay to the Vessel. Should the Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred.~~

~~The Buyers shall inspect the Vessel without opening up and without cost to the Sellers.~~

~~During the inspection, the Vessel's dock and engine log books shall be made available for examination by the Buyers.~~

~~The sale shall become outright and definite, subject only to the terms and conditions of this Agreement, provided that the Sellers receive written notice of acceptance of the Vessel from the Buyers within seventy two (72) hours after completion of such inspection or after the date/last day of the period stated in Line 59, whichever is earlier.~~

~~Should the Buyers fail to undertake the inspection as scheduled and/or notice of acceptance of the Vessel's classification records and/or of the Vessel not be received by the Sellers as aforesaid, the Deposit together with interest earned, if any, shall be released immediately to the Buyers, whereafter this Agreement shall be null and void.~~

*4(a) and 4(b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 4(a) shall apply.

5.	Time and place of delivery and notices

(a) The Vessel shall be delivered and taken over safely afloat at a safe and accessible berth or anchorage at~~/in~~ a place to be mutually agreed by the Parties between 1 November 2017 and 16 February 2018 (state place/range) in the Sellers' option.

Notice of Readiness shall not be tendered before: 1 November 2017 (date)

Cancelling Date (see Clauses 5(c), 6 (a)(i), 6 (a) (iii) and 14): 16 February 2018

~~(b) The Sellers shall keep the Buyers well informed of the Vessel's itinerary and shall provide the Buyers with twenty (20), ten (10), five (5) and three (3) days' notice of the date the Sellers intend to tender Notice of Readiness and of the intended place of delivery.~~

When the Vessel is at the place of delivery and physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

(c)  If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the Cancelling Date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and proposing a new Cancelling Date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 (Sellers' Default) within three (3) Banking Days of receipt of the notice or of accepting the new date as the new Cancelling Date.

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

If the Buyers have not declared their option within three (3) Banking Days of receipt of the Sellers' notification or if the Buyers accept the new date, the date proposed in the Sellers' notification shall be deemed to be the new Cancelling Date and shall be substituted for the Cancelling Date stipulated in line 79.

If this Agreement is maintained with the new Cancelling Date all other terms and conditions hereof including those contained in Clauses 5(b) and 5(d) shall remain unaltered and in full force and effect.

(d) Cancellation, failure to cancel or acceptance of the new Cancelling Date shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 (Sellers' Default) for the Vessel not being ready by the original Cancelling Date.

(e) Should the Vessel become an actual, constructive or compromised total loss before delivery ~~the Deposit together with interest earned, if any, shall be released immediately to the Buyers whereafter~~ this Agreement shall be null and void and neither Party shall have any obligation or liability to the other Party.

6.	Divers Inspection / Drydocking
    (a)*
(i)
The Buyers shall have the option at their cost and expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the Vessel. Such option shall be declared latest nine (9) days prior to the Vessel's intended date of readiness for delivery as notified by the Sellers pursuant to Clause 5(b) of this Agreement. The Sellers shall at their cost and expense make the Vessel available for such inspection. This inspection shall be carried out without undue delay and in the presence of a Classification Society surveyor arranged for by the Sellers and paid for by the Buyers. The Buyers' representative(s) shall have the right to be present at the diver's inspection as observer(s) only without interfering with the work or decisions of the Classification Society surveyor. The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society. If the conditions at the place of delivery are unsuitable for such inspection, the Sellers shall at their cost and expense make the Vessel available at a suitable alternative place near to the delivery port, in which event the Cancelling Date shall be extended by the additional time required for such positioning and the subsequent re-positioning. The Sellers may not tender Notice of Readiness prior to completion of the underwater inspection.

(ii)
If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, then (1) unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the Classification Society of the Vessel's underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society's rules (2) such defects shall be made good by the Sellers at their cost and expense to the satisfaction of the Classification Society without condition/recommendation** and (3) the Sellers shall pay for the underwater inspection and the Classification Society's attendance.

Notwithstanding anything to the contrary in this Agreement, if the Classification Society do not require the aforementioned defects to be rectified before the next class drydocking survey, the Sellers shall be entitled to deliver the Vessel with these defects against a deduction from the Purchase Price of the estimated direct cost (of labour and materials) of carrying out the repairs to the satisfaction of the Classification Society, whereafter the Buyers shall have no further rights whatsoever in respect of the defects and/or repairs. The estimated direct cost of the repairs shall be the average of quotes for the repair work obtained from two reputable independent shipyards at or in the vicinity of the port of delivery, one to be obtained by each of the Parties within two (2) Banking Days from the date of the imposition of the condition/recommendation, unless the Parties agree otherwise. Should either of the Parties fall to obtain such a quote within the stipulated time then the quote duly obtained by the other Party shall be the sole basis for the estimate of the direct repair costs. The Sellers may not tender Notice of Readiness prior to such estimate having been established.

(iii)
If the Vessel is to be drydocked pursuant to Clause 6(a)(ii) and no suitable dry docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5(a). Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per Clause 5(a) which shall, for the purpose of this Clause, become the new port of delivery. In such event the Cancelling Date shall be extended by the additional time required for the drydocking and extra steaming, but

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

limited to a maximum of fourteen (14) days.

~~(b) * The Sellers shall place the Vessel in drydock at the port of delivery for inspection by the Classification Society of the Vessel's underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society's rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, such defects shall be made good at the Sellers' cost and expense to the satisfaction of the Classification Society without condition/recommendation**. In such event the Sellers are also to pay for the costs and expenses in connection with putting the Vessel in and taking her out of drydcok, including the drydock dues and the Classification Society's fees. The Sellers shall also pay for these costs and expenses if parts of the tailshaft system are condemned or found defective or broken so as to affect the Vessel's class. In all other cases, the Buyers shall pay the aforesaid costs and expenses, dues and fees.~~

(c) If the Vessel is drydocked pursuant to Clause 6 (a)(ii) or 6 (b) above:

(i)
The Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not required by the Classification Society, the Buyers shall have the option to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society's rules for tailshaft survey and consistent with the current stage of the Vessel's survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any part of the tailshaft system be condemned or found defective so as to affect the Vessel's class, these parts shall be renewed or made good at the sellers' cost and expense to the satisfaction of Classification Society without condition/recommendation**.

(ii)
The costs and expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out or if parts of the system are condemned or found defective or broken so as to affect the Vessel's class, in which case the Sellers shall pay these costs and expenses.

(iii)	The Buyers' representative(s) shall have the right to be present in the drydock, as observer(s) only without interfering with the work or decisions of the Classification Society surveyor.

(iv)
The Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk, cost and expense without interfering with the Seller's or the Classification Society surveyor's work, if any, and without affecting the Vessel's timely delivery. If, however, the Buyers' work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers' work shall be for the Buyers' risk, cost and expense. In the event that the Buyers' work requires such additional time, the Sellers may upon completion of the Sellers' work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and, notwithstanding Clause 5(a), the Buyers shall be obliged to take delivery in accordance with Clause 3 (Payment), whether the Vessel is in drydock or not.

* 6(a) and 6 (b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6 (a) shall apply.

**Notes or memoranda, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

7.	Spares, bunkers and other items

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on shore. All spare parts and spare equipment including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of inspection used or unused, whether on board or not shall become the Buyers' property, but spares on order are excluded. Forwarding charges, if any, shall be for the Buyers' account. The Sellers are not required to replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.

Library and forms exclusively for use in the Sellers' vessel(s) and captain's, officers' and crew's personal belongings including the slop chest are excluded from the sale without compensation,

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

as well as the following additional items: To be mutually agreed between the Parties~~(include list)~~

Items on board which are on hire or owned by third parties, listed as follows, are excluded from the sale without compensation: To be mutually agreed between the Parties~~(include list)~~

Items on board at the time of inspection which are on hire or owned by third parties, not listed above, shall be replaced or procured by the Sellers prior to delivery at their cost and expense.

The Buyers shall take over remaining bunkers and unused lubricating and hydraulic oils and greases in storage tanks and unopened drums and pay ~~either~~:

(a) *the actual net price (excluding barging expenses) as evidenced by invoices or vouchers~~; or~~

~~(b) *the current net market price (excluding barging expenses) at the port and date of delivery of the Vessel or, if unavailable, at the nearest bunkering port,~~

for the quantities taken over.

Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.

"inspection" in this Clause 7, shall mean the Buyers' inspection according to Clause 4(a) or 4(b) (Inspection), if applicable. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.

*(a) and (b) are alternatives, delete whichever is not applicable. In the absence of deletions alternative (a) shall apply.

8.	Documentation
The place of closing: Oslo, Norway

(a) In exchange for payment of the Purchase Price the Sellers shall provide the Buyers with the following delivery documents:

(i)
Legal Bill(s) of Sale in a form recordable in the Buyers' Nominated Flag State, transferring title of the Vessel and stating that the Vessel is free from all mortgages, encumbrances and maritime liens or any other debts whatsoever, duly notarially attested and legalised or apostilled, as required by the Buyers' Nominated Flag State;

(ii)	Evidence that all necessary corporate, shareholder and other action has been taken by the Sellers to authorise the execution, delivery and performance of this Agreement;

(iii)
Power of Attorney of the Sellers appointing one or more representatives to act on behalf of the Sellers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate);

(iv)
Certificate or Transcript of Registry issued by the competent authorities of the flag state on the date of delivery evidencing the Sellers' ownership of the Vessel and that the Vessel is free from registered encumbrances and mortgages, to be faxed or e-mailed by such authority to the closing meeting with the original to be sent to the Buyers as soon as possible after delivery of the Vessel;

(v)
Declaration of Class or (depending on the Classification Society) a Class Maintenance Certificate issued within three (3) Banking Days prior to delivery confirming that the Vessel is in Class free of condition/recommendation;

(vi)
Certificate of Deletion of the Vessel from the Vessel's registry or other official evidence of deletion appropriate to the Vessel's registry at the time of delivery, or, in the event that the registry does not as a matter of practice issue such documentation immediately a written undertaking by the Sellers to effect deletion from the Vessel's registry forthwith and provide a certificate or other official evidence of deletion to the Buyers promptly and latest within four (4) weeks after the Purchase Price has been paid and the Vessel has been delivered;

(vii)
A copy of the Vessel's Continuous Synopsis Record certifying the date on which the Vessel ceased to be registered with the Vessel's registry, or, in the event that the registry does not as a matter of practice issue such certificate immediately, a written undertaking from the Sellers to provide the copy of this certificate promptly upon it being issued together with evidence of submission by the Sellers of a duly executed Form 2 stating the date on which the Vessel shall cease to be registered with the Vessel's registry;

(viii)	Commercial Invoice for the Vessel;

(ix)	Commercial Invoice(s) for bunkers, lubricating and hydraulic oils and greases;

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

(x)	A copy of the Sellers' letter to their satellite communication provider cancelling the Vessel's communication contract which is to be sent immediately after delivery of the Vessel;

(xi)
Any additional documents as may reasonably be required by the competent authorities of the Buyers' Nominated Flag State for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such documents as soon as possible after the date of this Agreement; and

(xii)	The Sellers' letter of confirmation that to the best of their knowledge, the Vessel is not black listed by any nation or international organisation.

(b) At the time delivery the Buyers shall provide the Sellers with:

(i)	Evidence that all necessary corporate, shareholder and other action has been taken by the Buyers to authorise the execution, delivery and performance of this Agreement; and

(ii)
Power of Attorney of the Buyers appointing one or more representatives to act on behalf of the Buyers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate).

(c) If any of the documents listed in Sub clauses (a) and (b) above are not in the English language they shall be accompanied by an English translation by an authorised translator or certified by a lawyer qualified to practice in the country of the translated language.

(d) The Parties shall to the extent possible exchange copies, drafts or samples of the documents listed in Sub-clause (a) and Sub-clause (b) above for review and comment by the other party not later than _______ (state number of days), or if left blank, nine (9) days prior to the Vessel's intended date of readiness for delivery as notified by the Sellers pursuant to Clause 5(b) of this Agreement.

(e) Concurrent with the exchange of documents in Sub-clause (a) and Sub-clause (b) above, the Sellers shall also hand to the Buyers the classification certificate(s) as well as all plans, drawings and manuals, (excluding ISM/ISPS manuals), which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers have the right to take copies.

(f) Other technical documentation which may be in the Sellers' possession shall promptly after delivery be forwarded to the Buyers at their expense, if they so request. The Sellers may keep the Vessel's log books but the Buyers have the right to take copies of same.

(g) The Parties shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.

9.	Encumbrances

The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, encumbrances, mortgages and maritime liens or any other debts whatsover, and is not subject to Port State or other administrative detentions. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.

10.	Taxes, fees and expenses

Any taxes, fees and expenses in connection with the purchase and registration in the Buyers' Nominated Flag State shall be for the Buyers' account, whereas similar charges in connection with the closing of the Sellers' register shall be for the Sellers' account.

11.	Condition on delivery

The Vessel with everything belonging to her shall be at the Sellers' risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over as she was at the time of inspection, fair wear and tear excepted.

However, the Vessel shall be delivered free of cargo and free of stowaways with her Class maintained without condition/ recommendation*, free of average damage affecting the Vessel's class, and with her classification certificates and national certificates, as well as all other certificates the Vessel had at the time of inspection, valid and unextended without condition/ recommendation* by the Classification Society or the relevant authorities at the time of delivery.

"inspection" in this Clause 11, shall mean the Buyers' inspection according to Clause 4(a) or 4(b) (Inspections), if applicable. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

*Notes and memoranda, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

12.	Name/markings
Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings.

13.	Buyers' default

~~Should the Deposit not be lodged in accordance with Clause 2 (Deposit), the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest.~~

Should the Purchase Price not be settled~~paid~~ in accordance with Clause 19~~Clause 3~~ (Payment), the Sellers have the right to cancel this Agreement.~~, in which case the Deposit together with interest earned, if any, shall be released to the Sellers. If the Deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.~~

14.	Sellers' default

Should the Sellers fail to give Notice of Readiness in accordance with Clause 5(b) or fail to be ready to validly complete a legal transfer by the Cancelling Date the Buyers shall have the option of cancelling this Agreement. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again by the Cancelling Date and new Notice of Readiness given, the Buyers shall retain their option to cancel. ~~In the event that the Buyers elect to cancel this Agreement, the Deposit together with interest earned, if any, shall be released to them immediately.~~

Should the Sellers fail to give Notice of Readiness by the Cancelling Date or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.

15.	Buyers' representatives
After this Agreement has been signed by the Parties ~~and the Deposit has been lodged~~, the Buyers have the right to place two (2) representatives on board the Vessel at their sole risk and expense.

These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers and the Buyers' representatives shall sign the Sellers' P&I Club's standard letter of indemnity prior to their embarkation.

16.	Law and Arbitration

(a)*This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause.

The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.

The reference shall be to three arbitrators. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within fourteen (14) calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the fourteen (14) days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the fourteen (14) days specified, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both Parties as if the sole arbitrator had been appointed by agreement.

In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

~~(b) *This Agreement shall be governed by and construed in accordance with Title 9 of the United States Code and the substantive law (not including the choice of law rules) of the State~~

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

~~of New York and any dispute arising out of or in connection with this Agreement shall be referred to three (3) persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for the purposes of enforcing any award, judgment may be entered on an award by any court of competent jurisdiction. The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc.~~

~~In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 the arbitration shall be conducted in accordance with the Shortened Arbitration Procedure of the Society of Maritime Arbitrators, Inc.~~

~~(c) This Agreement shall be governed by and construed in accordance with the laws of ______ (state place) and any dispute arising out of or in connection with this Agreement shall be referred to arbitration at _______ (state place), subject to the procedures applicable there.~~

*16(a), 16(b) and 16(c) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 16(a) shall apply.

17.	Notices
All notices to be provided under this Agreement shall be in writing.

Contact details for recipients of notices are as follows:

For the Buyers: c/o Golden Ocean Group Limited, PO Box HM 1593, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08 Bermuda. For the attention of Per Heiberg.
For the Sellers: ___________

18.	Entire Agreement

The written terms of this Agreement comprise the entire agreement between the Buyers and the Sellers in relation to the sale and purchase of the Vessel and supersede all previous agreements whether oral or written between the Parties in relation thereto.

Each of the Parties acknowledges that in entering into this Agreement it has not relied on and shall have no right or remedy in respect of any statement, representation, assurance or warranty (whether or not made negligently) other than as is expressly set out in this Agreement.

Any terms implied into this Agreement by any applicable statute or law are hereby excluded to the extent that such exclusion can legally be made. Nothing in this Clause shall limit or exclude any liability for fraud.

/s/ Spyros Episkopou	/s/ Per Heiberg
For and on behalf of the Sellers	For and on behalf of the Buyers
Name: Spyros Episkopou	Name: Per Heiberg
Title: Director	Title: Attorney-in-fact

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

ADDITIONAL CLAUSES

to the Memorandum of Agreement, Saleform 2012
dated 27/10 2017

among

Ikaros Shipowning Inc.
as Sellers

and

Golden Monterrey Inc.
as Buyers

in respect of
"SEA MONTERREY"

19.	PAYMENT
19.1	The Purchase Price for the Vessel shall be settled in accordance with Clauses 19.2 and 19.3 below.
19.2	On Delivery of the Vessel:
(i)
the Buyers shall procure that Golden Ocean Group Limited shall issue to Hemen Holding Limited ("Hemen") (an entity nominated by the Sellers) the number of shares set out under "Share Consideration" in Clause 19.3 below,;

(ii)
the Sellers shall procure that Sterna Finance Limited shall enter into a seller's credit loan agreement (the "Loan Agreement") in the form set out in Appendix 1 of this Agreement, granting the Buyers a loan in respect of the Vessel in the amount set out under "Loan Amount" in Clause 19.3 below. The obligations of the Buyers under the Loan Agreement shall be guaranteed by Golden Ocean Holdings Limited; and

(iii)
the Buyers shall pay to the Sellers in full free of bank charges to the Sellers' Account (i) the Cash Element set out under "Cash Element" in Clause 19.3 below, together with (ii) all other sums payable on delivery by the Buyers to the Sellers under this Agreement (i.e. bunkers, lubricating oils and other costs (if any) pursuant to Clause 7).

19.3	Payment Calculation:
1 Vessel Name	2 Share Consideration Number of Shares to be issued by Golden Ocean Group Limited to Hemen	3 Loan Amount (USD)	4 Cash Element
Sea Monterrey	2,000,000	21,500,000	4,500,000

20.	ASSIGNMENT
The Sellers hereby assign absolutely without any condition nor subject to any reservation or qualification, the right, benefit, title and interests, whatsoever, including all remedies and choses in action without limitation, of any and all warranty claims raised against the builder of the Vessel to the Buyers, and the Parties agree that they will jointly procure that the builder of the Vessel shall satisfy such warranty claims. The Sellers shall give written notice of this assignment to the builder of the Vessel and used their best efforts to obtain the builder's written acknowledgement and consent.
21.	CONFLICT
In the event of a conflict, the provisions of the additional clauses contained herein shall prevail over those contained in the Saleform 2012 form.
***

For and on behalf of the Sellers
/s/ Spyros Episkopou
Name: Spyros Episkopou
Capacity: Director

For and on behalf of the Buyers
/s/ Per Heiberg
Name: Per Heiberg
Capacity: Attorney-in-fact

Appendix 1
Loan Agreement

USD 21,500,000 LOAN AGREEMENT dated __________ 2017 between Golden Monterrey Inc. as Borrower Golden Ocean Holdings Limited as Guarantor and Sterna Finance Limited as Lender
www.bahr.no

CONTENTS
Clause	Page

1.	DEFINITIONS AND INTERPRETATION	3
2.	THE LOAN	5
3.	PURPOSE	5
4.	REPAYMENT	5
5.	REDUCTION, PREPAYMENT AND CANCELLATION	5
6.	INTEREST	6
7.	INTEREST PERIODS	6
8.	TAX GROSS UP AND INDEMNITIES	7
9.	REPRESENTATIONS AND WARRANTIES	8
10.	GENERAL UNDERTAKINGS	9
11.	EVENTS OF DEFAULT	9
12.	SET-OFF	11
13.	MISCELLANEOUS	11
14.	GOVERNING LAW AND JURISDICTION	12

THIS LOAN AGREEMENT is entered into as of ______________ 2017 by and between:
(1)	Golden Monterrey Inc, a company incorporated under the laws of Liberia with its registered address at 80 Broad Street Monrovia Liberia (the "Borrower"); and
(2)
Golden Ocean Holdings Limited, a company incorporated under the laws of Bermuda with its registered address at Par La Ville Place, 14th Par La Ville Road, 4th Floor, Hamilton HM 08, Bermuda (the "Guarantor"),

(3)
Sterna Finance Limited, a company incorporated under the laws of Bermuda with its registered address at Par La Ville Place, 14th Par La Ville Road, 4th Floor, Hamilton HM 08, Bermuda, and Registration Number 50970 (the "Lender").

WHEREAS
(A)
The Borrower has entered into a memorandum of agreement with Ikaros Shipowning Inc. to acquire the 2016 Daehan-built capsize vessel Sea Monterrey (IMO no. 9722429) (the "Vessel" and the "Monterrey MOA") at a purchase price of USD 43 million (the "Purchase Price");

(B)
it has been agreed that the Purchase Price for the Vessel shall be settled partly with shares in the Borrower's ultimate parent, Golden Ocean Group Limited, partly in cash and the remaining 50% of the Purchase Price shall be settled through a USD 21,500,000 seller's credit loan (the "Loan"); and

(C)	the Lender has agreed to grant the Loan to the Borrower on the terms and conditions of this Agreement.
IT IS AGREED as follows:
1.	DEFINITIONS AND INTERPRETATION
1.1	Definitions
In this Agreement:
"Agreement" means this loan agreement, as it may be amended, supplemented and varied from time to time.
 "Business Day" means a day (other than a Saturday or Sunday) on which banks are open for general business in London, Oslo and Cyprus.
"Change of Control Event" means if
(a)
any person, other than Hemen Holdings Limited and/or one or more companies controlled directly or indirectly with more than fifty per cent (50%) by trusts established by Mr John Fredriksen for the benefit of his immediate family ("Trusts"), or group of persons acting in concert, obtains more than fifty per cent (50%) of the voting rights or share capital or otherwise control the appointment of members of the board of directors of Golden Ocean Group Limited; or

(b)
Hemen Holdings Limited and/or one or more companies controlled directly or indirectly with more than fifty per cent (50%) by one or more Trusts ceases to own a minimum of twenty per cent (20%) of the voting rights or share capital or otherwise control the appointment of members of the board of directors of Golden Ocean Group Limited.
"Closing" has such meaning ascribed to it in Clause 2 below.
"Loan" means USD 21,500,000.
"Event of Default" means any event or circumstance specified as such in Clause 12 (Events of Default).
"Guarantor" means Golden Ocean Holdings Limited, the parent company of the Borrower.
"Interest Period" means, in relation to the Loan, each period determined in accordance with Clause 7 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 6.3 (Default interest).
"LIBOR" means, in relation to any Loan, the applicable Screen Rate as of 11:00 (London time) on the Quotation Day for the currency of that Loan and for a period equal in length to the Interest Period of that Loan and if, in either case, that rate is less than zero, LIBOR shall be deemed to be zero.
"Margin" means 3,00 per cent per annum.
"Material Adverse Effect" means a material adverse effect on:
(a)	the business, operation, assets or condition (financial or otherwise) of the Borrower; or
(b)	the ability of the Borrower to perform any of its obligations under the Agreement.
"Maturity Date" means the date falling three (3) years after Closing.
"Obligors" means the Borrower and the Guarantor jointly, and "Obligor" means any of them.
"Party" means a party to this Agreement.
"Screen Rate" means the London interbank offered rate administered by ICE Benchmark Administration Limited (or any other person which takes over the administration of that rate) for USD for the relevant period, displayed on page LIBOR01 and LIBOR02 of the Reuters screen (or any replacement Reuters page which displays that rate). If the agreed page is replaced or service ceases to be available, the Lender may specify another page or service displaying the appropriate rate.
"Subsidiary" means an entity from time to time of which a person:
(a)	has direct or indirect control; or
(b)	owns directly or indirectly more than fifty (50) per cent (votes and capital),

for these purposes, an entity shall be treated as being controlled by a person if that person is able to direct its affairs and/or control the composition of its board of directors or equivalent body.
"Unpaid Sum" means any sum due and payable but unpaid by the Borrower under the Agreement.
"VAT" means value added tax and any other tax of a similar nature.
"Quotation Day" means the day occurring two (2) Business Days prior to the commencement of an Interest Period.
1.2	Construction
In this Agreement, unless the context otherwise requires:
(a)	words denoting the singular number shall include the plural and vice versa; and
(b)
references to a "person" shall include any individual, firm, partnership, joint venture, company, corporation, trust, fund, body, corporate, unincorporated body of persons, or any state or any agency of a state or association (whether or not having separate legal personality); and

(c)	an Event of Default is "continuing" if it has not been remedied or waived.
2.	THE LOAN
Subject to the terms of this Agreement, the Lender has made available to the Borrower the Loan. The Loan shall be deemed automatically disbursed as a seller credit relating to the acquisition of the Vessel upon delivery of the Vessel to the Borrower ("Closing") under the Monterrey MOA, and the Borrower acknowledges from such time that it is indebted to the Lender in the amount of the Loan without any preceding drawdown notice being required i.e. so that the Loan shall be deemed fully disbursed as from such date.
3.	PURPOSE
3.1	Purpose
The purpose of the Loan is to finance the purchase of the Vessel.
4.	REPAYMENT
On the Maturity Date the Borrower shall repay the Loan and other amounts then outstanding under this Agreement in full.
5.	REDUCTION, PREPAYMENT AND CANCELLATION
5.1	Mandatory reduction – illegality
If it becomes unlawful in any applicable jurisdiction for the Lender to perform any of its obligations as contemplated by this Agreement or to maintain the Loan:
(a)	the Lender shall promptly notify the Borrower (specifying the obligations the performance of which is thereby rendered unlawful and the law giving rise to the same); and

(b)
the Borrower shall repay all amounts outstanding under this Agreement in full on the last day of the Interest Period occurring after the Lender has notified the Borrower or, if earlier, the date specified by the Lender in the notice delivered to the Borrower (being no earlier than the last day of any applicable grace period permitted by law).

5.2	Mandatory reduction – Change of Control
If a Change of Control Event occurs, the Lender may, by notice to the Borrower, cancel the Loan, upon which the Borrower shall immediately repay all amounts outstanding under this Agreement in full.
5.3	Voluntary prepayment
The Borrower may, by giving the Lender not less than five (5) Business Days prior written notice, prepay the whole or any part of the outstanding Loans (but if in part, in a minimum amount per Loan (if more than one is prepaid) of USD 1,000,000 (or such lesser amount as consented to by the Lender) and in integral multiples of USD 1,000,000).
6.	INTEREST
6.1	Interest
The rate of interest on the Loan for each Interest Period is the percentage rate per annum which is the aggregate of the:
(a)	Margin; and
(b)	LIBOR.
6.2	Payment of interest
The Borrower shall pay accrued interest on the Loan on the last day of each Interest Period.
6.3	Default interest
If the Borrower fails to pay any amount payable by it under this Agreement on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate which is the aggregate of LIBOR, the Margin and 3,00 per cent per annum. Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.
7.	INTEREST PERIODS
7.1	Interest Periods
(a)	The Interest Period for the Loan is 3 months and the start of the first Interest Period is the day of Closing under the Monterrey MOA.
(b)	An Interest Period for the Loan shall not extend beyond the Maturity Date.
7.2	Non-Business Days
If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

8.	TAX GROSS UP
8.1	Tax Gross-up
All payments to be made by any Obligor hereunder shall be made free and clear of and without deduction for or on account of any present or future taxes of any nature now or hereafter imposed unless the Obligor is compelled by law to make payment subject to any such taxes. In that event the Obligor shall (i) pay to the Lender such additional amounts as may be necessary for the Lender to receive a net amount equal to that which they would have received had such payment not been made subject to any taxes, and (ii) deliver to the Lender within ten (10) Banking Days of any request by it an official receipt in respect of the payment of any taxes so deducted.
8.2	Value added tax
All amounts set out, or expressed to be payable according to this Agreement by a party hereto shall be deemed to be exclusive of any VAT. If VAT is chargeable, the Obligor shall pay to the Lender for the account of such party an additional amount equal to such VAT.
9.	GUARANTEE AND INDEMNITY
9.1	Guarantee and indemnity
The Guarantor irrevocably and unconditionally:
(a)	guarantees to the Lender, as and for its own debt and not merely as surety, the due and punctual observance and performance by the Borrower's obligations under this Agreement;
(b)
undertakes with the Lender that whenever the Borrower does not pay any amount when due under or in connection with this Agreement, that Guarantor shall immediately on demand by the Lender pay that amount as if it was the principal obligor; and

(c)
indemnify the Lender immediately on demand against any cost, loss or liability suffered by the Lender if any obligation guaranteed by the Guarantor is or becomes unenforceable, invalid or illegal. The amount of the cost, loss or liability shall be equal to the amount, which the Lender would otherwise have been entitled to recover.

9.2	Continuing guarantee
The obligations of the Guarantor hereunder are continuing guarantee obligations and will extend to the ultimate balance of all amounts payable by the Borrower under this Agreement, regardless of any intermediate payment or discharge in whole or in part.
9.3	Number of claims
There is no limit on the number of claims that may be made by the Lender against the Guarantor under this Agreement.
9.4	Survival of Guarantor's liability
None of the Guarantor's liabilities to the Lender under this Clause 9 shall be discharged, impaired or otherwise affected by reason of any of the following events or circumstances (without limitation and regardless of whether any such events or circumstances occur with or without the Guarantor's knowledge or consent and whether or not known to the Lender):
(a)	any time, waiver, consent, forbearance or other indulgence given or agreed by the Lender with the Borrower in respect of the Borrower's obligations under this Agreement; or
(b)	any legal limitation, disability or incapacity of the Borrower related to this Agreement; or
(c)	any amendments to or variations of this Agreement agreed by the Lender with the Borrower; or
(d)	the liquidation, bankruptcy or dissolution (or proceedings analogous thereto) of the Borrower; or
(e)	any other circumstance which might otherwise constitute a defence available to, or discharge of, the Borrower.
10.	REPRESENTATIONS AND WARRANTIES
Each of the Obligors makes the representations and warranties set out in this Clause 10 to the Lender on the date of this Agreement and as of the date of the deemed disbursement of the Loan.
10.1	Power and authority
It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, this Agreement and the transactions contemplated by this Agreement.
10.2	Non-conflict with other obligations
The entry into and performance by it of, and the transactions contemplated by this Agreement do not and will not conflict with (i) any law or regulation applicable to it, (ii) its or any of its Subsidiaries' constitutional documents, or (iii) any agreement or instrument binding upon it or any of its Subsidiaries or any of its or any of its Subsidiaries' assets.
10.3	No misleading information
(a)	Any factual information provided by the Borrower was true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated.
(b)	The financial projections delivered to the Lender have been prepared on the basis of recent historical information and on the basis of reasonable assumptions.
10.4	No proceedings pending or threatened
No litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency which, if adversely determined, might reasonably be expected to have a Material Adverse Effect have (to the best of its knowledge and belief) been started or threatened against it or any of its Subsidiaries.

10.5	Good title to assets
It and each of its Subsidiaries has a good, valid and marketable title to, or valid leases or licences of, and all appropriate authorisations to use, the assets necessary to carry on its business as presently conducted.
10.6	Insolvency
No event has occurred or, to the Obligors' knowledge, steps threatened, as set out in Clause 12.5 (Insolvency and insolvency proceedings).
11.	GENERAL UNDERTAKINGS
Each of the Obligors gives the undertakings set out in this Clause 11 (General Undertakings) to the Lender.
11.1	Compliance with laws
The Obligors shall comply in all material respects with all laws to which it may be subject.
11.2	Disposals
The Obligors shall not sell, transfer or otherwise dispose of the whole or any material part of its assets without the Lender's consent.
11.3	Change of business
The Obligors shall ensure that no substantial change is made to the general nature of the business of the Obligors from that carried out at the date of this Agreement.
11.4	No mergers etc.
The Obligors shall not enter into any merger, amalgamation, de-merger, split-up, divest, consolidation with or into any other person or be the subject of any reconstruction without the prior consent of the Lender.
11.5	Transactions with Affiliates
The Obligors shall (and shall procure that each Subsidiary will) procure that all transactions entered into with an affiliate are made for full market value and otherwise on arm's length terms.
11.6	Negative pledge
The Obligors shall not create or permit to subsist any security over its present or future assets, including but not limited to undertakings, property, assets, rights or revenues.
11.7	Borrowings
Each Obligor shall not enter into any new financial indebtedness and/or guarantee commitments, without the prior written consent of the Lender.
12.	EVENTS OF DEFAULT
Each of the events or circumstances set out in Clause 12 is an Event of Default.
12.1	Non-payment
An Obligor does not pay on the due date any amount payable pursuant to this Agreement and in the currency in which it is expressed to be payable unless its failure to pay is caused by administrative or technical error and payment is made within 5 Business Days of its due date.
12.2	Other obligations
(a)	An Obligor does not comply with any provision of the Agreement (other than those referred to in Clause 12.1 (Non-payment); and
(b)
no Event of Default under (a) above will occur if the failure to comply is (in the reasonable opinion of the Lender) capable of remedy and is remedied within fifteen (15) Business Days of the earlier of the Lender giving notice to the Obligors or the Obligors becoming aware of the failure to comply.

12.3	Misrepresentation
Any representation or statement of fact made or deemed to be made by the Obligors in the Agreement or any other document delivered by or on behalf of the Obligors under or in connection with this Agreement is or proves to have been incorrect or misleading in any material respect when made or deemed to be made.
12.4	Cross default
(a)	Any financial indebtedness of any of the Obligors or its Subsidiaries is not paid when due nor within any originally applicable grace period;
(b)
any financial indebtedness of any of the Obligors or its Subsidiaries is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described);

(c)	any commitment for any financial indebtedness of the Obligors and its Subsidiaries is cancelled or suspended by a creditor of the Obligors as a result of an event of default (however described); or
(d)
any creditor of the Obligors or its Subsidiaries becomes entitled to declare any financial indebtedness due and payable prior to its specified maturity as a result of an event of default (however described);

in circumstances where the aggregate amount of all such financial indebtedness referred to in all or any of sub-clauses (a) to (d) is USD 1,000,000 (or its equivalent in other currencies) or more.
12.5	Insolvency and Insolvency proceedings
(a)
Any corporate action, legal proceedings or other procedure or step is taken in relation to the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any of the Obligors;

(b)
Any Obligor is unable or admits inability to pay its debts as they fall due, suspends making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness;

(c)	the value of the assets of any of the Obligors is less than its liabilities (taking into account contingent and prospective liabilities);
(d)	a composition, compromise, assignment or arrangement with any creditor of any of the Obligors;
(e)	the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of any of the Obligors or any of its assets; or
(f)	any analogous procedure or step is taken in any jurisdiction.
12.6	Creditors' process
Any expropriation, attachment, sequestration, distress or execution affects any asset or assets of any of the Obligors.
12.7	Unlawfulness
It is or becomes unlawful for any of the Obligors to perform any of its obligations under the Agreement.
12.8	Acceleration
On and at any time after the occurrence of an Event of Default which is continuing the Lender may, by notice to the Borrower:
(a)
declare that all or part of the Loan, together with accrued interest, and all other amounts accrued or outstanding under the Agreement be immediately due and payable, whereupon they shall become immediately due and payable; and/or

(b)	declare that all or part of the Loans be payable on demand, whereupon they shall immediately become payable on demand by the Lender.
13.	SET-OFF
The Lender may set off any matured obligation due from an Obligor under the Agreement against any matured obligation owed by the Lender to the Obligor. If the obligations are in different currencies, the Lender may convert either obligation at a market rate of exchange for the purpose of the set-off.
14.	MISCELLANEOUS
14.1	No set-off by the Obligors
All payments to be made by any Obligor under the Agreement shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.
14.2	Business Days
(a)
Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b)	During any extension of the due date for payment of any principal or Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

15.	GOVERNING LAW AND JURISDICTION
(a)	This Agreement shall be governed by and construed in accordance with Norwegian law.
(b)
Subject to paragraph (c) below, the courts of Norway shall have exclusive jurisdiction over matters arising out of or in connection with this Agreement with Oslo district court (Norwegian: tingrett) as agreed legal venue.

(c)
The submission to the jurisdiction of Norway shall not limit the right of the Lender to take proceedings against the Borrower in any court which may otherwise exercise jurisdiction over the Borrower or any of its assets.

***

SIGNATURE PAGE:

As Borrower:	As Lender:

Name:	Name:
Title:	Title:
Company: Golden Monterrey Inc.	Company: Sterna Finance Limited

Guarantor:

Name:
Title:
Company: Golden Ocean Holdings Limited